

March 17, 2023

Daniel Kimes
Chief Executive Officer
ROC Energy Acquisition Corp.
16400 Dallas Parkway
Dallas, TX 75248

> **Re: ROC Energy Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed February 14, 2023**
> **File No. 333-269763**

Dear Daniel Kimes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed February 14, 2023

Cover Page

1. You refer to a PIPE Financing throughout the filing. Please expand your disclosure on the cover page and throughout the filing to provide the terms of the PIPE Financing and to highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE Financing. Disclose if the SPAC's sponsors, directors, officers, or their affiliates will participate in the PIPE Financing. State whether or not the consummation of a PIPE Investment is a condition to the business combination or is otherwise necessary for the parties to complete the business combination.

2. Please disclose the majority owner of Drilling Tools International Holdings, Inc. ("DTI") and its percentage ownership. Disclose whether DTI's majority owner will or could control PubCo after the business combination and whether PubCo could be a controlled company for Nasdaq purposes.

Questions and Answers about the Proposals for ROC Stockholders

Q: What conditions must be satisfied to complete the business combination?, page 2

3.   Please highlight the following conditions to the business combination:
   - the Minimum Cash Condition of $55 million;
   - ROC having at least $5,000,001 of net tangible assets;
   - redemption by ROC of less than 95% of the Public Shares; and
   - the approval for listing of PubCo's common stock on Nasdaq subject only to official notice of issuance thereof.

Q: Did the ROC Board obtain a third-party valuation or fairness opinion...?, page 3

4.   Please highlight that an owner of Energy Capital Solutions is a limited partner in DTI's majority shareholder, which means that this individual indirectly owns DTI and could benefit from the business combination. Discuss why ROC retained Energy Capital Solutions to provide the fairness opinion in light of this potential conflict. Disclose the conclusion of the fairness opinion and clarify that it opines on the fairness of the transaction to ROC, from a financial point of view, as opposed to only those shareholders unaffiliated with the Sponsor or its affiliates. File a consent from Energy Capital Solutions as an exhibit.

Q: What are the material U.S. federal income tax consequences of the business combination to DTI stockholders?, page 10

5.   We note your representation here and beginning on page 125 that the parties to the Business Combination Agreement "intend" for the business combination to be treated as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Please revise your disclosure here and throughout to provide counsel's opinion for each material tax consequence, including whether the business combination will qualify as a reorganization. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement, page 14

6.   Please summarize the material tax consequences and disclose whether any federal or state regulatory requirements must be complied with or approval obtained in connection with the transaction.

The Merger Consideration, page 15

7. We note your discussion of the treatment of DTI securities upon the consummation of the Business Combination. Please provide a plain English description of the different treatment of various equity holders of DTI, how the type and amount of consideration will be determined, the source of the shares, and the total amount of cash and shares payable as consideration.

Ownership of PubCo After the Closing, page 21

8. We note that the DTI stockholders' ownership upon closing disclosed on page 23 is not the same as the amount disclosed on page 3. Please advise or revise.

Risk Factors
Risks Related to DTI
We depend on a relatively small number of customers..., page 34

9. We note your disclosure that DTI depends on a relatively small number of customers in a single industry. To add context to this disclosure, please revise to disclose the number of customers for each period presented.

We are an emerging growth company..., page 35

10. Please note that your election to take advantage of the extended transition period under the JOBS Act for complying with new or revised accounting standards is not irrevocable. Revise your disclosures throughout the filing accordingly. Refer to Question 37 of the FAQ on Title 1 of the JOBS Act.

The lack of availability of the tools we purchase..., page 36

11. We note your risk factor indicating that DTI "cannot be confident that all costs will return to the lower levels experienced in prior years even as the rate of inflation abates" and that DTI's "business and results of operations may be adversely affected by these rising costs…" Please update this risk factor and your related discussion in the MD&A section if recent inflationary pressures have materially impacted DTI's operations or business. In this regard, identify the types of inflationary pressures DTI is facing and the extent its business has been affected.

The global outbreak of COVID-19..., page 39

12. We note your disclosure that DTI has experienced volatility in its supply chain. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Pro Forma Presentation, page 76

13.   It appears that the ending cash balance under Scenario 2 is below the Minimum Cash
        Condition that is disclosed on page 16. Please advise and revise to disclose the terms of
        the Minimum Cash Condition in the pro forma financial information. Also, tell us why
        your pro forma financial information does not give effect to the PIPE Financing and why
        the PIPE Investors are not included in the ownership tables on page 77.

14.   Your Maximum Redemption Scenario assumes that 15,312,099 shares of ROC common
        stock are redeemed. Tell us how you arrived at this amount. In this regard, revise to
        disclose whether this amount reflects the number of shares that would be redeemed in
        order to meet the minimum cash condition. If so, revise to disclose what will happen if
        more than 15,312,099 public shareholders elect to redeem their shares such that you are
        unable to meet the minimum cash condition. If the Merger will not be consummated were
        this to happen, revise to clearly indicate as such. Alternatively, to the extent you can
        choose to waive such conditions or you intend to obtain additional financing to fund such
        redemptions, please include a discussion regarding the impact on the pro forma financials
        or affected amounts within such financial statements should more than 15,312,099 public
        shares are redeemed. Refer to Article 11-02(a)(10) of Regulation S-X

15.   We note that the number of shares owned in the Maximum Redemption table on page 77
        does not foot. Please revise.

2. Accounting for the Business Combination, page 77

16.   Please revise to disclose the expected ownership percentage for the legacy stockholder of
        DTI that will be the largest single stockholder of New DTI.

3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September
30, 2022, page 78

17.   Please disclose the amount of transaction costs for DTI and ROC separately in pro forma
        adjustment 3(b). Also, tell us more about the $2.4 million in costs in adjustment 4(b),
        explain how they were not direct and incremental to the business combination and tell us
        why they were included as a pro forma adjustment if they do not relate to the business
        combination.

18.   Your pro forma adjustments 3(e) and 4(c) appear to suggest that the business combination
        would accelerate the vesting of DTI stock options. Please tell us how this is consistent
        with the disclosure on page 15 which appears to indicate that each outstanding DTI option
        shall be converted into a PubCo option. We also note that adjustment 3(g) reflects the net
        exercise of DTI stock options. Please tell us your basis for assuming that the exercise of
        these option will occur.

4. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 79

19.   Tell us how you considered Rule11-02(b)(5)(i) of Regulation S-X when concluding that the tax effect of the pro forma adjustments is not necessary. In this regard, we note that the pro forma adjustments that depict the tax effect of the individual pro forma adjustments would be different from the tax treatment of the business combination.

Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 94

20.   Please expand your discussion of the background section to provide more detail regarding the key steps of the negotiations for the financing arrangements. For example, disclose details surrounding the PIPE transaction, and the negotiation/marketing processes (e.g., who selected the potential PIPE investors; what relationships did the PIPE investors have to the SPAC, the sponsors, the target and its affiliates, and the placement agent; and how the terms of the PIPE transactions were determined). In addition, please expand your disclosure of the parties' negotiations of the Business Combination and related agreements to discuss the specific, material terms proposed in the letters of intent, drafts of the merger agreement, and related transactions, the terms and conditions of the final merger agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration.

Target Management Projections, page 113

21.   Please expand your disclosure to discuss the material assumptions and limitations underlying the financial projections.

Proposal No. 3 - The Charter Proposal, page 130

22.   You indicate that, under the proposed charter, the company's shares of common stock will include Class A and Class B common stock; however, the proposed charter set forth in Annex B and the description of the proposed charter under Description of Securities do not indicate that there will be two classes of common stock. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations of DTI
Results of Operations, page 147

23.   We note that revenue increased in several product categories; however, it appears that there are other factors that offset these increases. You also disclose that operating costs were impacted by increased labor and material costs but do not quantify the impact of these factors. Where a material change is due to two or more factors, including any offsetting factors, revise to describe the underlying reasons for these changes in both quantitative and qualitative terms. Refer to Item 303(b) of Regulation S-K.

Liquidity and Capital Resources, page 154

24. Please revise your discussion of operating activities to provide a more substantive analyses of the factors affecting your operating cash flows during the periods presented. In this regard, revise to describe the underlying changes resulting in the working capital adjustments. Your discussion should also address sources and uses of cash as well as material trends and uncertainties affecting cash flows. Refer to Section IV of SEC Release 33- 8350.

Information about DTI, page 162

25. Please disclose on what basis DTI is a "leading oilfield services company," a "leading provider of downhole tools," and "the market leader" in North American land drilling and in U.S. Gulf of Mexico deepwater drilling operation tools rentals. In addition, disclose on what basis Drill-N-Ream is "the leading wellbore conditioning tool."

Information about ROC
Conflicts of Interest, page 192

26. Revise your conflicts of interest discussion to clearly disclose that EarlyBirdCapital was also the underwriter in ROC's initial public offering and was granted 180,000 representative founder shares for nominal consideration. Also expand your risk factor on page 56 to address this conflict of interest.

Description of Securities, page 202

27. We note that the proposed charter will include an exclusive federal forum provision for actions arising under the Securities Act. State that there is uncertainty as to whether a court would enforce such provision. Also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. As set forth in the proposed charter in Annex B, disclose that the exclusive state forum provision in your proposed charter does not apply to actions arising under the Exchange Act. Please also revise to include related risk factor disclosure and discuss how there is a risk that your exclusive forum provisions may result in increased costs for investors to bring a claim in the chosen forum.

Beneficial Ownership of Securities, page 209

28. We note that HHEP-Directional, LP is a beneficial owner of more than 5% of your voting securities. Please update your beneficial ownership to reflect this. Please also expand your disclosure in the filing to clarify whether Hicks Equity Partners holds a significant interest in DTI, highlighting any affiliation with HHEP-Directional, LP.

Financial Statements (Unaudited) - Drilling Tools International Holdings, Inc.
Note 3 - Balance Sheet Details - Current Assets and Current Liabilities, page F-16

29. We note that there has been a significant increase in the allowance for obsolete inventory. Please explain the reasons for this increase and tell us what consideration was given to disclosing in your discussion of operating costs in MD&A.

Financial Statements (Audited) - Drilling Tools International Holdings, Inc.
Note 1 - Summary of Significant Accounting Polices
Emerging Growth Company, page F-29

30. Revise to disclose, here and on page F-7, that as result of your election to use the extended transition period, your financial statements may not be comparable to companies that comply with public company effective dates.

Revenue Recognition, page F-30

31. We note that product revenue is typically recognized when the product is made available to the customer for pickup at the Company's shipping dock. Please explain to us how you determined that this is the point in which control has transferred to your customer and explain how you considered the factors in ASC 606-10-25-30.

Note 9 - Income Taxes, page F-43

32. Please revise to describe what is included in the "other" reconciling item in your 2021 statutory income tax rate reconciliation. To the extent this represents more than one significant item, please revise to present each significant item on a separate line. Refer to Rule 4-08(h)(2) of Regulation S-X.

General

33. In response to a comment on your 2021 Form 10-K, you indicated that your Sponsor is not controlled by, and has no substantial ties with a non-U.S. person; however, Alberto Pontonio, a director of the company and member of your Sponsor is a citizen of Italy and the United States. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment

opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.

34. We note that the Sponsor, directors, officers, advisors, or any of their respective affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, and that such a purchase could include a contractual acknowledgment that such stockholder agrees not to exercise its redemption rights and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. Please provide your analysis on how any such purchases would comply with Rule 14e-5.

35. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

36. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including rights retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Blankenship